Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

United States

Jefferies LLC

520 Madison Avenue

New York, NY 10022

United States

Haitong International Securities Company Limited

22/F Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

November 30, 2020

VIA EDGAR

Mr. Larry Spirgel

Ms. Jan Woo

Mr. Jeff Kauten

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:          Dada Nexus Limited (CIK No. 0001793862)

Registration Statement on Form F-1 (File No. 333-251028)

Ladies and Gentlemen:

We hereby join Dada Nexus Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on December 2, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 3,700 copies of the Company’s preliminary prospectus dated November 30, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As a representative of the several
underwriters named in Schedule I
to the Underwriting Agreement.

GOLDMAN SACHS (ASIA)
L.L.C.
(Incorporated in Delaware, U.S.A
with limited liability)

By:	/s/ Wei Cai

Name in Print: Wei Cai

Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several
underwriters named in Schedule I
to the Underwriting Agreement.

BofA Securities, Inc.

By:	/s/ Lei Shao

Name in Print: Lei Shao

Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several
underwriters named in Schedule I
to the Underwriting Agreement.

Jefferies LLC

By:	/s/ Cully Davis

Name in Print: Cully Davis

Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several
underwriters named in Schedule I
to the Underwriting Agreement.

Haitong International Securities
Company Limited

By:	/s/ Kenneth Ho

Name in Print: Kenneth Ho

Title: Managing Director

[Signature Page to the Acceleration Request]